SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                                   HKN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40420K103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Brean Murray Carret Group Inc.
                      Tropic Isle Building, P.O. Box 3331
                               Road Town, Tortola
                        British Virgin Islands, VG 1110

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 12, 2011
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40420K103                    13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Lyford Investments Enterprises Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 CO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

               Common - 3,833,217;   Restricted - 2,742,432
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Common - 3,833,217;   Restricted - 2,742,432
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 6,575,649
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 35.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 3 of 11 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 AEF Finance Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 CO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

		    Common - 3,833,217;   Restricted - 2,742,432
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Common - 3,833,217;   Restricted - 2,742,432
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 6,575,649
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 35.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 4 of 11 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 UniPureEnergy Acquisition Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 CO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

		    Common - 1,282,180;   Restricted - 1,204,392
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Common - 1,282,180;   Restricted - 1,204,392
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 2,486,572
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 5 of 11 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Quadrant Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 CO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

		    Common - 95,129;   Restricted - 1,334,731
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Common - 95,129;   Restricted - 1,334,731
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,429,860
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 7.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 6 of 11 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Brean Murray Carret Group Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        Common - 5,210,526;   Restricted - 5,281,555
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Common - 5,210,526;   Restricted - 5,281,555
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 10,492,081
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 55.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 7 of 11 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Phyllis Quasha
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        Common - 5,210,526;   Restricted - 5,281,555
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Common - 5,210,526;   Restricted - 5,281,555
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 10,492,081
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 55.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 8 of 11 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the "Common Stock"), of HKN, Inc. (the "Issuer"),whose principal executive offices are located at 180 State Street, Suite 200, Southlake, TX 76092.
________________________________________________________________________________
Item 2.  Identity and Background.

     This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean"); Lyford Investments Enterprises Ltd., a British Virgin Islands company ("Lyford"); AEF Finance Ltd.,a British Virgin Islands company ("AEF");UniPureEnergy Acquisition Ltd., a British Virgin Islands company ("UEA"); Quadrant Management, Inc., a Delaware corporation ("Quadrant"); and Phyllis Quasha ("Quasha").

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

     Previously, Lyford and UEA separately reported beneficial ownership of 3,184,970 and 750,000 shares of stock, respectively.

     The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

     Quasha owns all of the shares of Brean which controls UEA, AEF, Lyford and Quadrant. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Brean, and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali.

     The principal business address and principal business or occupation of each Reporting Person is as follows:


Name and Business Address                     Principal Business or Occupation


Brean Murray Carret Group Inc.                Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

AEF Finance Ltd.                              Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Lyford Investments Enterprises Ltd.           Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

UniPureEnergy Acquisition Ltd.                Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Quadrant Management, Inc.                     Investment company
40 West 57th Street, 20th Floor
New York, NY 10019

Phyllis Quasha                                Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.                    Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers                               Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas                             Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

     During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On September 13, 2010, UEA and Quadrant elected to exercise the put option granted pursuant to the Securities Exchange Agreement the parties entered into, upon which HKN, Inc. issued 454,392 shares of additional restricted common stock to UEA and 89,358 shares of additional restricted common stock to Quadrant. On April 12, 2011, Lyford, UEA and Quadrant participated in a rights offering, upon which HKN, Inc. allocated 3,390,679 shares of common stock to Lyford, 1,282,180 shares of common stock to UEA And 95,129 shares of common stock to Quadrant. On June 3, 2011, HKN elected to purchase units pursuant to the Securities Exchange Agreement the parties entered into, upon which HKN, Inc. issued 1,245,373 shares of additional restricted common stock to Quadrant.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

     Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 10,492,081 shares of Common Stock as of June 24, 2011, which was approx. 55.89% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock as reported in the Issuer's latest 10-Q statement, as filed with the Securities and Exchange COmmission). As of June 24, 2011, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person                     Shares                   Percent of
                                    Beneficially Owned             Outstanding

AEF Finance Ltd.                         6,575,649                    35.0%

Lyford Investments Enterprises Ltd.      6,575,649                    35.0%

UniPureEnergy Acquisition Ltd.           2,486,572                    13.2%

Quadrant Managemnent, Inc.               1,429,860                    7.6%

Brean Murray Carret Group Inc.           10,492,081                   55.9%

Phyllis Quasha                           10,492,081                   55.9%

     (b) Brean is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by UEA, Lyford, AEF and Quadrant. Because of her relationship to Lyford, AEF, UEA & Quadrant as identified in Item 2 above, Quasha shares voting and dispositive power with regard to the Common Stock owned by UEA and Quadrant and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by UEA, Lyford, AEF and Quadrant.

     (c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d:

Reporting Person                Date      Buy/Sell    No. of Shares   Price/Sh

Lyford Investments Enterprises

UniPureEnergy Acquisition Ltd.

Quadrant Management, Inc.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurence of which would give another person voting or vestment power over securities of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Joint Filing Agreement, dated August 12, 2011.
________________________________________________________________________________

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 12, 2011

Brean Murray Carret Group, Inc.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

AEF Finance Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

Lyford Investments Enterprises Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

UniPureEnergy Acquisition Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

Quadrant Management, Inc.
Its Director
By:
Name: Marco Vega
Title: CFO

Phyllis Quasha